Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

GTCR GRIDLOCK HOLDINGS, INC. EXTENDS TENDER OFFER FOR

GLOBAL TRAFFIC NETWORK, INC. UNTIL SEPTEMBER 23, 2011

CHICAGO – September 14, 2011 – GTCR Gridlock Holdings, Inc. announced today that its subsidiary, GTCR Acquisition Sub, Inc. (the “Purchaser”), extended its previously announced offer to purchase all outstanding shares of common stock of Global Traffic Network, Inc. (NASDAQ: GNET) (“Global”) at a price of $14.00 per share, net to the seller in cash, without interest and less any applicable withholding tax, until 5:00 P.M, New York City time, on Friday, September 23, 2011.

The Purchaser extended the expiration date of the tender offer as a result of executing a memorandum of understanding in connection with the settlement of the previously disclosed complaint captioned Broadbased Equities v. William L. Yde III, et al., pending in the Supreme Court of the State of New York, New York County. The settlement provides for certain supplemental disclosures to be made by Global to its stockholders, and is subject to court approval and the completion of the tender offer and the merger. The defendants deny all allegations of wrongdoing alleged by the plaintiff in the complaint.

GTCR Gridlock Holdings also announced that Global notified it that the “go-shop” period under the merger agreement, during which Global’s special committee solicited competing proposals to the offer and the merger, terminated at 11:59 p.m., New York time, on September 13, 2011, and that despite contacting 80 parties, no party submitted an inquiry or proposal during the “go-shop” period that specified or suggested an acquisition price for Global or otherwise constituted a competing proposal to the offer and the merger.

The depositary for the tender offer has advised that, as of 5:00 P.M., New York City time, on Tuesday, September 13, 2011, an aggregate of approximately 4,023,282 shares of Global’s common stock, or approximately 21% of Global’s outstanding shares had been tendered into, and had not been withdrawn from, the tender offer.

Additional Information and Where to Find It

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Global’s common stock. The solicitation and the offer to buy shares of Global’s common stock is being made pursuant to an offer to purchase and related materials that affiliates of GTCR Gridlock Holdings have filed with the Securities and Exchange Commission. Affiliates of GTCR Gridlock Holdings have also filed a tender offer statement on Schedule TO, as amended, with the Securities and Exchange Commission in connection with the commencement of the offer, and Global has filed a solicitation/recommendation statement on Schedule 14D-9, as amended, with respect to the offer. Also, Global, certain of its affiliates and certain of GTCR Gridlock Holdings’ affiliates have filed a transaction statement on Schedule 13e-3, as amended, with the Securities Exchange Commission. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents), the solicitation/recommendation statement and the transaction statement, all as amended, contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials (and all other materials filed by GTCR Gridlock Holdings or Global with the Securities and Exchange Commission) are available free of charge at the website of the Securities and Exchange Commission at www.sec.gov, from the MacKenzie Partners, Inc., the information agent named in the tender offer materials, at (800) 322-2885, or from Wells Fargo Bank, N.A., the depositary for the tender offer, at (800) 486-9716.